UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: April 09, 2002

By _____

Name: Marcos Grodetsky
Title: Director of Investor Relations



TNE: BOARD APPROVES CAPITAL INCREASE

Rio de Janeiro, April 09, 2003 – Tele Norte Leste Participações S/A (NYSE: TNE) announced yesterday to its shareholders in Brazil that at a meeting held on April 08, 2003, in Rio, its Board of Directors approved a capital increase in the amount of R$167.6 million, in connection with the tax benefit originated from the goodwill amortization recorded in 2002.

The new capital amount and corresponding share increases are as follows:

	Previous	**Increase**	**New**
Capital Amount (R$)	4,476,809,955.27	167,605,531.91	4,644,415,487.18
Number of Shares			
Common	127,948,562,088	2,237,126,694	130,185,688,782
Preferred	255,897,123,175	4,474,253,388	260,371,376,563
Total	**383,845,685,263**	**6,711,380,082**	**390,557,065,345**
Treasury	8,780,436,826	N/A	8,780,436,826
Outstanding Shares	**375,065,248,437**	**N/A**	**381,776,628,519**

The subscription prices, per thousand shares, in connection with the capital increase are R$ 19.90 for common shares and R$ 27.51 for preferred shares.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 **3131 1208**

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Rick Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 212 807 5026; Fax: 1 212 807 5025

Visit our Investor Relations Website: www.telemar.com.br/ir